                                                               November 30, 2006

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         RE:  L-3 COMMUNICATIONS HOLDINGS, INC.
              L-3 COMMUNICATIONS CORPORATION
              FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005
              FILED MARCH 9, 2006 AND MARCH 28, 2006

              FORM 10-Q FOR FISCAL QUARTERS ENDED SEPTEMBER 30, 2006
              FILE NOS. 1-14141 AND 333-46983

Dear Mr. Spirgel:

     We are writing to respond to the comments set forth in the comment letter of the Staff of the Securities and Exchange Commission (the "Staff"), dated
November 17, 2006, related to the above referenced documents. L-3 advises the
Staff that it will take the Staff's comments into account in future SEC filings.
For your convenience, we have reproduced each of the Staff's comments in this letter using bold text and numbered the paragraphs of this letter to correspond to the numbered paragraphs of the comment letter.

     1.   WE OFFER THE FOLLOWING OBSERVATIONS FOR CONSIDERATION BY MANAGEMENT.
          WHILE WE UNDERSTAND THAT YOU DO NOT BELIEVE FURTHER DISCLOSURE IS
          NECESSARY IN LIGHT OF THE IMMATERIALITY OF THE TOTAL ADJUSTMENT, WE
          ASK THAT YOU CONSIDER OTHER QUALITATIVE FACTORS, SUCH AS THE DEGREE OF
          PRESS COVERAGE SURROUNDING THIS TOPIC AND THE PUBLIC INTEREST THAT
          COVERAGE HAS GENERATED, IN MAKING YOUR DISCLOSURE DETERMINATIONS.

          (1)  IN THE EVENT INFORMATION IS LATER IDENTIFIED INDICATING THAT THE
               ACTUAL MEASUREMENT DATE OF CERTAIN OPTIONS GRANTS DIFFERS FROM
               THE DATE ESTIMATED USING INFORMATION CURRENTLY AVAILABLE, ANY
               RESULTING DIFFERENCE MUST BE EVALUATED AS AN ERROR PURSUANT TO
               FASB STATEMENT NO. 154. IF SUCH ERROR IS MATERIAL, THE FINANCIAL
               STATEMENTS WOULD NEED TO BE RESTATED.

          As noted in L-3's Quarterly Reports on Forms 10-Q for the six months ended June 30, 2006 and the nine months ended September 30, 2006 (the
          "Quarterly Reports"), we conducted a comprehensive review under the auspices of the Board of Directors' Audit Committee, composed solely of independent directors. Based on that review, L-3 does not believe that additional information will be discovered that would suggest the use of different measurement dates than the ones the Company has selected. Therefore, based on the information that L-3 is aware of, the Company does not believe that a restatement relating to the option charge will be required in the future.

          (2)  WE BELIEVE THAT, IN LIGHT OF THE UNCERTAINTY WHICH MAY REMAIN
               REGARDING WHEN THE TERMS OF THE OPTIONS WERE FINALIZED, YOU
               SHOULD CONSIDER WHETHER CIRCUMSTANCES SUGGEST THAT INVESTORS
               SHOULD BE PROVIDED ADDITIONAL INFORMATION ABOUT THE WAY THAT THE
               RESTATED AMOUNTS WERE DETERMINED, THE RANGE OF POTENTIAL
               JUDGMENTS THAT COULD HAVE BEEN MADE BY MANAGEMENT, AND THE
               RESULTING RANGE OF POTENTIAL COMPENSATION COSTS THAT COULD HAVE

Mr. Larry Spirgel
November 30, 2006

               BEEN RECORDED. IN THIS REGARD, WE REFER YOU TO APB OPINION NO. 22
               AND SEC RELEASE NOS. 33-8040; FR-60, CAUTIONARY ADVICE REGARDING
               DISCLOSURES ABOUT CRITICAL ACCOUNTING POLICIES.

          L-3 advises the Staff that it believes it has disclosed all the information that is material regarding the Stock-Based Charge. L-3 further advises the Staff that in L-3's Annual Report on Form 10-K for the period ending December 31, 2006 (the "2006 Annual Report"), the
          Company will amend (as indicated in bold text) the following language from its Quarterly Reports:

               The review found that from May 1998 through July 2003, the price of L-3 Holdings' stock on the date selected as the grant date and accounting measurement date was less than the stock price on the formal approval date in substantially all cases. In addition, the review found that the date selected by management as (i) the grant date, which was in most cases the date specified in the unanimous written consent, (ii) the date used to determine the exercise price for the stock options, and (iii) the accounting measurement date, preceded the date of formal approval for the stock options, and in many cases also preceded the date of submission of the grants for approval by the Company's
               Compensation Committee or entire Board of Directors. The Company has concluded that a number of the unanimous written consents may not have been effective on the date specified in the unanimous written consent because there was insufficient evidence to conclude that all the signatures were received by the Company on that date. Therefore, the use of the date specified in the unanimous written consent as the accounting measurement date, as well as in certain circumstances the option exercise price, was incorrect. L-3 DETERMINED AS PART OF THE REVIEW, THAT IT RECEIVED
               EACH SIGNATURE TO THE UNANIMOUS WRITTEN CONSENTS PRIOR TO THE
               TIME THE LETTERS NOTIFYING EMPLOYEES OF THEIR OPTIONS AWARDS
               ("NOTIFICATION LETTERS") WERE SENT TO EMPLOYEES. ACCORDINGLY, THE
               COMPANY USED THE DATES OF THE NOTIFICATION LETTERS SENT TO
               EMPLOYEES (AND NOT THE DATES OF THE UNANIMOUS WRITTEN CONSENTS)
               AS THE MEASUREMENT DATES FOR PURPOSES OF CALCULATING ITS
               STOCK-BASED CHARGE.

               The review also found that the accounting measurement dates used for stock option grants to one future employee and employees of three acquired businesses were incorrectly the dates specified in the unanimous written consent and not the employee's hire date or the acquisition dates, which occurred later. IN CONNECTION WITH
               THESE GRANTS, L-3 USED THE NEW HIRE DATE OR ACQUISITION DATES, AS
               APPLICABLE, FOR PURPOSES OF CALCULATING ITS STOCK-BASED CHARGE.

          L-3 advises the Staff that if additional information becomes available which the Company believes would be material to investors, L-3 will include such disclosures in future filings.

     2.   IN ADDITION, PLEASE INDICATE IN FUTURE FILINGS WHETHER YOUR
          INVESTIGATION UNCOVERED ANY REASONS FOR THE INCORRECT MEASUREMENT DATE
          USED IN OPTION GRANTING PRACTICES. IF THE INVESTIGATION WAS NOT ABLE
          TO DETERMINE THE REASONS FOR THE ORIGINAL ERRORS PLEASE DISCLOSE THAT
          FACT IN FUTURE FILINGS. WE BELIEVE THAT THIS TYPE OF DISCLOSURE IS
          IMPORTANT BECAUSE IN ORDER TO ASSESS THE EFFECTIVENESS OF CHANGES TO
          INTERNAL CONTROLS OVER FINANCIAL REPORTING, IT IS IMPORTANT TO
          IDENTIFY THE CAUSES OF THE ORIGINAL ERRORS. PLEASE PROVIDE THIS
          DISCLOSURE IN ALL AREAS OF YOUR FILING WHERE YOU DISCUSS THE REVIEW OF
          PAST STOCK OPTION GRANTING PRACTICES.

          L-3 advises the Staff that L-3 will include a disclosure substantially to the effect that, other than as otherwise disclosed: "The review did not reach any further conclusions regarding the reasons for the

Mr. Larry Spirgel
November 30, 2006

          original errors that caused the Company's Stock-Based Charge, and the
          Company has taken steps to ensure these errors do not reoccur."

                                                                 * * *

     Any questions concerning the response to the Staff's comment letter may be directed to myself (telephone: (212) 805-5261, fax (212) 805-5264).

                                                Sincerely,

                                                /s/ Ralph G. D'Ambrosio
                                                Ralph G. D'Ambrosio
                                                Vice President - Finance
                                                (Principal Accounting Officer)